FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                September 17, 2003




                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


  Baltimore Technologies plc, Innovation House, 39 Mark Road, Hemel Hempstead,
                               Herts, HP2 7DN, UK
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....    No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                                  EXHIBIT INDEX


Press Release regarding: Interim Results dated: September 16, 2003



   Baltimore Technologies plc announces significant reduction in losses for 6 months ended June 2003


London, UK - September 16, 2003 - Baltimore Technologies (London:BLM), ("Baltimore") today announced its interim results for the six months ended 30 June 2003.


Highlights:

   - Total revenues for H1 were GBP9.7 million (H1 2002: GBP22.1 million).

   - Revenues for continuing operations were GBP9.3 million (H1 2002:
     GBP13.2million)

   - LBITDAE (Loss before interest, tax, depreciation, amortisation and exceptional items) were reduced to GBP2.2 million from GBP9.9 million in H1 2002.

   - Non-cash write-offs totalled GBP6.3 million, following amortisation charge and impairment of goodwill and investments (GBP20.4 million in H1 2002).

   - Cash Balance of GBP14.6 million at 30 June 2003 (H1 2002: GBP23.1 million). A further GBP15.9m in gross proceeds is expected from the sales of SelectAccess (GBP8.3m), OmniRoot (GBP2.0m), the managed services operations (approximately GBP1.1m) and the settlement with Clearswift (GBP4.5million).

   - Net operating cash outflow reduced to GBP3.5 million from GBP9.4 million in H1 2002.

   - Headcount has been reduced to 255 as at 30 June 2003 (H1 2002: 422).

   - Major contract wins include the Saudi Arabian Monetary Authority, the Government of Finland, Hong Kong Post Office and Intelink.

Bijan Khezri, Chief Executive of Baltimore Technologies plc commented:

"During the reported period, we succeeded in cutting our losses further and continued to demonstrate the outstanding competitiveness of our core PKI business by winning some of the world's leading e-government projects.

We will continue generating cash through divestments and further reduce the cash burn of existing operations. We will not tolerate any operational cash burn beyond the end of the year and are prepared to deploy all available means to maximise value for our shareholders."



Chairman's Statement

Overview

After consideration of the strategic positioning of the Company, the Board announced on 22 May 2003, a controlled sale process, inviting offers for the whole of the Company. That process is now closed as it did not result in an appropriate offer. However, during the process it was clear that there was interest from various parties in elements of the business. Ongoing discussions have so far concluded in the announcement of the sale of three parts of the business.

The SelectAccess business has been sold to HP for a total consideration of GBP8.3 million in cash and we expect this transaction to close in September. Baltimore has also sold its managed services related operations to beTRUSTed for approximately GBP1.1 million. This transaction has now closed. In addition, Baltimore has sold its OmniRoot business to beTRUSTed for a total of GBP2.0 million and this transaction is expected to close within the next eight weeks.

Following the controlled sale process, we expect that the shape and structure of the business and the company is likely to continue to change during the course of the next months. We are committed to achieving the best possible outcome for our shareholders.

The continued reduction of overheads and expenses has meant that, despite lower revenues than hoped for, Baltimore can report that cash burn and losses have been reduced in line with our expectations. Cash balances reduced by GBP3.3 million resulting in cash at bank of GBP14.6 million, with further funds to come from disposals announced after 30 June 2003. This will support our core PKI business, which continues to win important and prestigious new contracts.

Financial Highlights

As in previous periods, the disposals made during 2002 make a true comparison of the Group's performance difficult. To help make the comparison, the 2002 figures are split to show the "discontinued" operations.

Total revenues for H1 2003 were GBP9.7 million and revenues for the continuing business were GBP9.3 million. This represents a decrease of 56% (GBP12.4 million) from GBP22.1 million in H1 2002. Excluding the GBP8.5 million fall in revenue due to the discontinued businesses, the continuing business revenues fell by 29% (GBP3.5 million) from GBP13.2 million in H1 2002. The major reduction was in the higher margin licence fee revenue which fell from a "continuing" GBP4.7 million to GBP2.0 million. Professional Services, which include new licence implementation, accounted for GBP1.0 million of the remaining fall in revenue. Continuing service and support revenue for H1 2003 of GBP3.9 million showed a 15% increase from GBP3.4 million in H1 2002.

Gross profit margin of 53% is down 4.0% from 57%, 3.5% of this is due to the transfer of our hardware sales to third party status. The balance is due to the mix of revenue with a lower proportion of high margin licences sold.

LBITDA (before exceptionals) of GBP2.2 million improved from GBP9.9 million in H1 2002, due to the reduced cost base and operating efficiencies. Total operating expenses before exceptional items for H1 2003 were GBP11.1 million representing a decrease of 71% from GBP38.6 million in 2002. For continuing operations the reduction was from GBP30.0 million to GBP10.5 million, a decrease of 65%. This decrease includes a reduction of amortisation charges from GBP13.1 million to GBP2.3 million. Excluding both exceptional charges and amortisation, operating expenses reduced from GBP25.4 million to GBP8.8 million. Exceptional charges in the period included GBP4.0 million arising from the writedown of the value of investments.

Agreement has been reached with Clearswift Ltd on the outstanding elements of the consideration for the sale of Content Technologies last year. The value of the investment in Clearswift, as at 30 June 2003, has been reduced to GBP2.0 million. The Company expects to receive GBP4.5 million by 30 September 2003 in respect of that investment and in final settlement of warranty claims. In order to retain an interest in Clearswift's potential, Baltimore will also receive GBP300,000 in warrants.

The Company had a cash balance of GBP14.6 million at the end of the period. The cash outflow of the period was GBP3.3 million which included an outflow of GBP3.5 million from operations.

Management Changes

Simon Enoch, who served as Company Secretary and General Legal Counsel, left the Company at the end of July 2003. We are very pleased to retain him as a non-Executive Director. Phil Smith, Chief Financial Officer, has taken over the role of Company Secretary.



Chief Executive's Report

Business Highlights

The first half of 2003 has been a period of significant consolidation and change for Baltimore. During the first half of the year, our leadership in the PKI infrastructure market has been further reinforced through significant customer wins in our core Government and Finance markets throughout the world. Baltimore Technologies is effectively the world's leading high end PKI security company in Government and Finance.

These customer wins include the Saudi Arabian Monetary Authority, the Finnish Population Register Centre, Intelink and Hong Kong Post. All of these projects are critical infrastructure projects requiring a highly scalable, policy-based security infrastructure, with flexible registration features that are capable of supporting a national roll-out.

In addition, Baltimore UniCERT was the first combined product and managed service to be certified by the US Federal Bridge Certification Authority.

The Way Forward

While we have succeeded in consolidating our position as the leading high end security infrastructure player, we continue to believe that Baltimore Technologies' long term competitiveness requires critical mass. We continue to evaluate all possible options to achieve this.

In addition to our employees, our customers represent Baltimore's most critical asset. We are supporting around 300 of the world's leading electronic security infrastructures. We will make use of all possible means to preserve and grow this valuable asset.

Whilst our cash balance provides us with a high level of flexibility we will not tolerate any operational cash burn beyond the end of the year. Therefore, we will implement a further reduction in headcount throughout our worldwide operations.

We will continue generating cash through divestments and further reduce the cash burn of existing operations. I look forward to updating our stakeholders in due course.

                                    - Ends -


About Baltimore Technologies

Baltimore Technologies' products, services and solutions solve the fundamental security and trust needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks. Baltimore also offers worldwide support for its authorisation management and public key-based authentication systems.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, principally trading on London (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com




For further information:

Smithfield Financial    020 7360 4900

Andrew Hey              020 7903 0676
Nick Bastin             020 7903 0633
Will Swan               020 7903 0647



                                      ###

Certain statements that are not historical facts including certain statements made over the course of this document may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements implied by such forward-looking statements.





        Unaudited interim condensed consolidated profit and loss account

                              Continuing    Discontinued                      Continuing    Discontinued
                              Operations      Operations           Total      Operations      Operations           Total
                           Six months to   Six months to   Six months to   Six months to   Six months to   Six months to
                                 30 June         30 June         30 June         30 June         30 June         30 June
                                    2003            2003            2003            2002            2002            2002
                                  GBP000          GBP000          GBP000          GBP000          GBP000          GBP000
                   Notes

Revenue               2a           9,340             320           9,660          13,231           8,834          22,065
Cost of sales                    (4,386)           (153)         (4,539)         (5,644)         (3,779)         (9,423)

Gross profit          2b           4,954             167           5,121           7,587           5,055          12,642

Administrative
expenses                        (10,467)           (621)        (11,088)        (29,956)         (8,954)        (38,550)
Exceptional items                (4,000)               -         (4,000)         (8,640)         (9,092)        (17,732)

Total
administrative
expenses              3         (14,467)           (621)        (15,088)        (38,236)        (18,046)        (56,282)

Operating loss                   (9,513)           (454)         (9,967)        (30,649)        (12,991)        (43,640)

Interest
receivable and
similar income                     1,069               -           1,069             493             296             789
Interest payable
and similar charges                (101)               -           (101)            (99)            (18)           (117)

Loss on ordinary
activities before
taxation                         (8,545)           (454)         (8,999)        (30,255)        (12,713)        (42,968)
Tax on loss on
ordinary activities                (309)              -            (309)           (126)            (90)           (216)

Loss on ordinary
activities after
taxation                         (8,854)           (454)         (9,308)        (30,381)        (12,803)        (43,184)
Minority interest                      -               -               -             935               -             935


Loss for the
financial period                 (8,854)           (454)         (9,308)        (29,446)        (12,803)        (42,249)
Dividends paid and
proposed                               -               -               -          22,701         (22,701)              -

Loss for the
period retained
for equity
shareholders                     (8,854)           (454)         (9,308)         (6,745)        (35,504)        (42,249)

Loss per share         4           Pence           Pence           Pence           Pence           Pence           Pence
Basic and diluted                 (17.9)           (0.9)          (18.8)          (13.6)          (71.5)          (85.1)
Before exceptional
items and dividends
(basic & diluted)                  (9.8)           (0.9)          (10.7)          (41.9)           (7.5)          (49.4)




             Unaudited interim condensed consolidated balance sheet

                                   30 June   31 December       30 June
                                      2003          2002          2002
                       Notes        GBP000        GBP000        GBP000

Fixed assets
Intangible assets          5         2,267         4,582        16,049
Tangible assets                      6,173         7,359         9,756
Investments                          2,106         6,161         6,174
                                    10,546        18,092        31,979

Current assets
Stocks                                   2            19           882
Debtors                              9,920        15,008        17,471
Cash at bank and in
hand                                14,638        17,883        23,059
                                    24,560        32,910        41,412

Creditors (including
convertible debt):
amounts falling due
within one year                    (26,711)      (28,892)      (19,994)

Net current
(liabilities)/assets                (2,151)        4,018        21,418

Total assets less
current liabilities                  8,395        22,110        53,397

Creditors (including
convertible debt):
amounts falling due
after more than one
year                                  (116)       (1,905)      (14,164)

Provision for
liabilities and
charges                             (3,235)       (3,808)            -

Net assets                           5,044        16,397        39,233


Capital and reserves

Called up share
capital                                538           535           514
Share premium
account                            376,486       375,953       374,680
Shares to be issued                  2,958         3,430         4,658
Merger reserve                     609,409       609,409       609,409
Warrant reserve                     21,501        21,501        21,501
Profit and loss                 (1,005,848)     (994,431)     (971,529)
account

Shareholders' funds -      6         5,044        16,397        39,233
equity






          Unaudited interim condensed consolidated cash flow statement

                          Six months to        Year to   Six months to
                                30 June    31 December         30 June
                 Notes             2003           2002            2002
                                 GBP000         GBP000          GBP000

Net cash flow
from operating
activities          7a           (3,492)       (17,466)         (9,372)

Returns on
investments and
servicing of
finance                             138          1,163             480

Taxation                             19            392             540

Capital
expenditure                         (29)         3,114             470

Acquisitions and
disposals                             -          9,821           9,822

Net cash flow
before financing                 (3,364)        (2,976)          1,940

Financing
Decrease in debt                   (122)          (544)           (388)

(Decrease)/
increase in cash
in the period                    (3,486)        (3,520)          1,552




   Unaudited interim reconciliation of net cash flow to movement in net debt

                        Six months to          Year to   Six months to
                              30 June      31 December         30 June
                                 2003             2002            2002
                               GBP000           GBP000          GBP000

(Decrease)/increase in
cash in period                 (3,486)          (3,520)          1,552
Cash flow from decrease
in debt and lease
repayments                        122              588             432

Change in net funds
resulting from cash
flows                          (3,364)          (2,932)          1,984
Exchange differences              241              162             265

Movement of net funds
in period                      (3,123)          (2,770)          2,249
Net funds at beginning
of period                      15,776           18,546          18,546

Net funds at period end        12,653           15,776          20,795



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           BALTIMORE TECHNOLOGIES PLC


                              By:___/s/ Kenneth Philip Smith ___

                                 Name:  Kenneth Philip Smith
                                 Title: CFO and Company Secretary


Date: September 17, 2003